CAUTIONARY STATEMENT RELATING TO FORWARD-LOOKING STATEMENTS

     We and our representatives may, from time to time, make written or verbal forward-looking statements. Those statements relate to developments, results, conditions or other events we expect or anticipate will occur in the future. Our Form 10-K, our Annual Report to Shareholders, any Form 10-Q or Form 8-K filed by us or any other written or oral statements made by or on behalf of us may also include forward-looking statements that reflect our then current views and assumptions with respect to future events and financial performance.

     We caution investors that any forward-looking statements made by or on behalf of us are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. These uncertainties and other factors include, but are not limited to the factors listed below (many of which have been discussed in our prior filings with the Securities and Exchange Commission). Although we have attempted to list comprehensively these important factors, we caution investors that other factors may in the future prove to be important in affecting our results of operations and financial condition. New factors emerge from time to time and it is not possible for us to predict all of such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

     We further caution investors not to place undue reliance on such forward-looking statements as they speak only of our views as of the date that we made such statement
 . The following list of important factors is not exclusive and we do not undertake to publicly update or revise any forward-looking statement to reflect events or circumstances that occur after the date the statement is made. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project" and similar expressions identify forward-looking statements. Any such forward-looking statements are qualified by the following which contain certain of the important factors that could cause actual results to differ materially from those predicted by the forward-looking statements:

When we refer to "our company," "we," "our," and "us" in this discussion, we mean Fingerhut Companies, Inc.

Importance of Fourth Quarter; Fluctuations in Quarterly
Operating Results

     Our business is subject to seasonal variations in demand that we believe are generally associated with the direct marketing and retail industries. Historically, we have realized a significant portion of our sales and net earnings during the fourth quarter. Over the past several years, we have observed that customers waited until later in the fourth quarter to order merchandise from our catalogs, following a trend that has affected the retail industry as a whole. Our annual results could be adversely affected if our sales were to be substantially below normal seasonal sales during the fourth quarter of any year. In addition to seasonal variations, we experience variances in quarterly results from year to year that result from changes in the timing of our promotions and the types of customers and products promoted and, to some extent, variations in dates of holidays and the timing of quarter ends.

Holding Company Structure; Effective Subordination

     We are a holding company and substantially all of our consolidated assets are held by our subsidiaries. Accordingly, cash flow and our ability to service debt are dependent upon the earnings of such subsidiaries. Furthermore, our rights, and the rights of our creditors, to participate in the assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors, except to the extent that we may ourself be a creditor with recognized claims against the subsidiary, in which case our claims would still be effectively subordinate to any security interest in, or mortgages or other liens on, the assets of such subsidiary and would be subordinate to any indebtedness of such subsidiary senior to that held by us. We may borrow up to $250 million under our existing amended credit facility. All of the available $250 million under this credit facility is guaranteed by Fingerhut Corporation ("Fingerhut") and Arizona Mail Order Company, Inc. In addition, as of September 25, 1998, we had outstanding $125 million aggregate principal amount of outstanding senior notes, which are also guaranteed by Fingerhut.

Increases in Postal, Paper and Freight Costs

     We mail our catalogs and ship most of our merchandise through the United States Postal Service. In 1998, the
United States Postal Service announced a proposed increase in mailing rates that will take effect in January 1999.
This increase, as well as additional increases in postal rates or paper costs could adversely affect our results of operations if we are unable to offset such increases by raising selling prices or by implementing more efficient mailing, delivery and order fulfillment systems. Increases in fuel costs could also adversely affect our costs of incoming and outgoing freight.

Funding and Securitization Considerations

     One of our main sources of liquidity to fund our operations is asset-backed financing
("securitization") of our subsidiaries' accounts receivable and credit card loans ("Receivables"). To date, we have been able to complete securitization transactions on terms that we believe are favorable. There can be no assurance, however, that the asset-backed securities market will continue to invest in securities backed by assets such as the Receivables or that the cost of such financings will remain an attractive source of funding. In addition, our ability to securitize the Receivables depends on the continued favorable legal, regulatory, accounting and tax environment for securitization transactions. While we do not at present foresee any significant problems in any of these areas, any such adverse change could force us to rely on other potentially more expensive funding sources.
Increased levels of delinquencies and credit losses on the securitized Receivables could result in a downgrade or withdrawal of the ratings on the securities issued under our existing securitization transactions or cause such securities to begin early and/or rapid amortization. Such result could jeopardize the ability of our subsidiaries to complete other securitization transactions on acceptable terms, thereby decreasing our liquidity and forcing us to rely on other funding sources to the extent available. Our financial statements reflect the treatment of securitization transactions as sales of the related receivables for accounting purposes under Statement of Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. Any change in such accounting treatment could have a material effect on our financial statements.

Consumer Spending

     Weak economic conditions or changes in the retail environment or other economic factors that have an impact on the level of consumer spending could have a material adverse impact on us. General economic factors that are beyond our control impact our forecasts and actual performance. These factors include interest rates, recession, inflation, deflation, consumer credit availability, consumer debt levels, tax rates and policy, unemployment trends and other matters that affect disposable consumer income and influence consumer spending. Increasing volatility in financial markets may cause these factors to change with a greater degree of frequency and magnitude. Adverse changes in these economic conditions may restrict consumer spending. There can be no assurance that weak economic conditions or changes in the retail environment or other economic factors that have an impact on the level of consumer spending would not have a material adverse impact on us. In addition, our business depends on customer response to our solicitations and marketing programs. A material decrease in responses to these solicitations and marketing programs would have a significant adverse impact on our profitability.

Credit Risks

     We are subject to all of the risks associated with unsecured credit transactions, including (1) the risk of increasing delinquencies and credit losses during economic downturns, (2) the risk that an increasing number of customers will default on the payment of their outstanding balances or seek protection under bankruptcy laws, resulting in accounts being charged off as uncollectible, (3) the risk of fraud and (4) in the case of revolving credit accounts, the risk that increases in discretionary repayment of account balances by customers will result in diminished finance charges or other income. Also, general economic factors, such as the rate of inflation, unemployment levels and interest rates may affect moderate income consumers (our target market customers) more severely than other market segments. Any material increases in delinquencies and losses above managements expectations would have a material adverse impact on our results of operations and financial condition.

Interest Rate Risk

     Fingerhut National Bank's closed-end credit card loans and Fingerhut's remaining closed-end installment sales contracts are fixed-priced, fixed-term contracts. Fingerhut National Bank's revolving credit card accounts currently have variable finance charges rates ranging from the prime interest rate plus 16.4 percent to the prime interest rate plus 23.4 percent. Fluctuations in interest rates may adversely affect our cost of funds.

Regulatory Matters

     Our business is subject to regulation by a variety of state and federal laws and regulations related to advertising, offering and extending credit, charging and collecting state sales/use taxes and product safety. Our practices in certain of these areas are subject to periodic inquiries and proceedings by various regulatory agencies. While we believe that we are materially complying with all such laws and regulations, if we are found not to be complying with any such laws and regulations, we could become subject to cease and desist orders, injunctive proceedings, obligations to collect additional sales and use taxes, obligations for prior uncollected sales and use taxes, civil fines and other penalties. The occurrence of any of the foregoing could adversely affect our results of operations and financial condition.

Until January 1997, Fingerhut extended credit for its customers' purchases. Fingerhut relied on the Minnesota "time-price" doctrine in establishing and collecting installment payments on products sold in many states. Under this doctrine, the difference between the time price and cash price for the same goods is not treated as interest subject to regulation under laws governing the extension of credit. Certain individuals who purchased goods from Fingerhut filed suit challenging the applicability of the time-price doctrine to Fingerhut's business. Fingerhut filed a motion for summary judgment on the plaintiffs' claims, which the court denied in part and granted in part. A pre-trial settlement conference was held on October 19, 1998. See "Part II, Item 1--Legal Items" in our Quarterly Report on Form 10-Q for the quarter ended September 25, 1998.

     The credit operations of Fingerhut National Bank generate additional revenue from fees related to extending credit. Fingerhut National Bank's ability to extend credit depends on many factors including compliance with numerous federal and state banking and consumer protection laws, any
of which may change from time to time.   Such laws, as well
as any new laws or rulings that may be adopted, may adversely affect Fingerhut National Bank's ability to collect on account balances or maintain previous levels of periodic rate finance charges and other fees and charges with respect to the accounts. Any failure by us to comply with these legal requirements also could adversely affect our ability to collect the full amount of the account balances. Fingerhut National Bank is also subject to regulation by the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency. Such regulations include limitations on the extent to which Fingerhut National Bank can finance or otherwise supply funds to its affiliates through dividends, loans or otherwise. In addition, changes in credit card use, payment patterns and default rates may result from a variety of economic, legal, social and other factors that we cannot control or predict with certainty. Changes that adversely impact Fingerhut National Bank's ability to extend credit and collect payments could negatively affect our results. Changes in federal and state bankruptcy and debtor relief laws also could adversely affect us if such changes result in, among other things, additional administrative expenses and accounts being written off as uncollectible.

Foreign Suppliers

     Fingerhut purchases a significant portion
(approximately 46% in 1997) of its merchandise from foreign suppliers. Although substantially all of our foreign purchases are denominated in U.S. dollars, we are subject to the risks of doing business abroad, including trade restrictions, tariffs, increases in import duties, decreases in quotas, adverse fluctuations in currency exchange rates, increased customs regulations and political turmoil. The occurrence of any of these risks could adversely affect our earnings.

Competition

     The direct marketing industry includes a wide variety of specialty and general merchandise retailers and is both highly fragmented and highly competitive. We sell our products to customers in all states of the United States and competes in the purchase and sale of merchandise with all retailers, including general and specialty catalog marketers, television shopping marketers, retail department stores, discount department stores and variety stores, many of which are national chains. The loss of any significant portion of our market share to other retailers could adversely affect our earnings.

OTHER FACTORS

     Other factors that could cause actual results to differ materially from those predicted include: changes in the availability or cost of capital, our inability, or the inability of vendors and other third parties with which we conduct business, to achieve year 2000 readiness in a timely and cost-effective manner, labor strikes or other work interruptions, the impact of excess retail capacity in our markets, material acquisitions or dispositions, the success or failure of significant new business ventures, adverse results in material litigation, natural disasters, the outbreak of war or other significant national or international events.